[redacted]

08006080

File No. 82-3929

RECEIVED

2008 DEC -2 A 4:41

FNC

FANCAMP EXPLORATION LTD.

OFFICE OF INTERNATIONAL CORPORATE FINANCE

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823
www.fancampexplorationltd.ca

SUPPL

FANCAMP ANNOUNCES SECOND FINANCING WITH MINERALFIELDS GROUP

PROCESSED
DEC 0 3 2008
THOMSON REUTERS

November 20, 2008

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

Fancamp Exploration Ltd. (TSX Venture Exchange - FNC): Fancamp Exploration Ltd. (the "Company") reports that the non-brokered private placement announced on September 19, 2008 was successful in raising gross proceeds of $1,720,000 for the Company, as previously announced, but one investor who had subscribed for $80,000 was not completed, and a proposed third closing did not proceed, due to the general market decline.

The Company has, however, arranged a new financing of $1,000,000 through the sale to the MineralFields Group of 4,000,000 flow-through units (the "FT Units") at $0.25 per FT Unit. Each FT Unit will consist of one flow-through common share, and one-half of one non flow-through share purchase warrant (the "Warrants"). Each whole Warrant will be exercisable to acquire one additional common share at a price of $0.50 per share for two years from the closing date, subject to earlier forced acceleration in the event the Company's shares close at a price of $1.00 per share or more for 30 consecutive trading days after the four month hold expires.

"We are pleased with the level of support we are receiving from MineralFields Group in these troubled economic times," said Peter H. Smith, PhD., P. Eng., President and CEO.

The Company will pay finder's fees of 8% in cash and 10% in options for non flow-through units (the "NFT Units") at $0.25 per NFT Unit to eligible arm's length finders in relation to this financing, all in accordance with regulatory policies. The NFT Units will consist of one common share and one-half of one Warrant. The flow-through proceeds received will be used for work on the Company's exploration properties in Ontario. The above is subject to regulatory approval.

MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar

resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds. Information about MineralFields Group is available at www.mineralfields.com. First Canadian Securities®, a division of Limited Market Dealer Inc., is active in leading resource financings (both flow-through and hard dollar hard dollar PIPE financings) on competitive, effective and service-friendly terms, with investors both within, and outside of MineralFields Group.

ON BEHALF OF THE BOARD

"Peter H. Smith", PhD., P.Eng., President

For further information, contact: Peter H. Smith, PhD., P.Eng., President, at 514-481-3172

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

END